June 15, 2018

Bin Li
Chief Executive Officer
NIO Inc.
Building 20, No. 56 AnTuo Road, Jiading District
Shanghai, 201804
People's Republic of China

       Re: NIO Inc.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Filed June 7, 2018
           CIK No. 0001736541

Dear Mr. Li:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to DRS on Form F-1

Risk Factors
Risk Relating to Our Business
Manufacturing in collaboration with partners is subject to risks, page 15

1. We note your revised disclosure on page 15 that "for the first 36 months after [the] agreed time of start of production, to the extent the Heifei manufacturing plant incurs any operating losses, [you] have agreed to compensate JAC for such operating losses." Please disclose the "agreed time of start of production" here.
 Bin Li
FirstName LastNameBin Li
NIO Inc.
Comapany NameNIO Inc.
June 15, 2018
June 15, 2018 Page 2
Page 2
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Our vehicles are subject to motor vehicle standards, page 23

2. We note your response to our prior comment 5 that the "ES6 and ET7 have not yet undergone CCC certification but must be certified prior to being marketed." Please disclose when you intend to begin the CCC certification process for the ES6 and the estimated amount of time it takes to receive such certification. In this regard, we note that you plan to launch the ES6 by the end of 2018 and to start initial deliveries in the first half of 2019.
Our business plans require a significant amount of capital , page 25

3. We note your response to our prior comment 6 that "[your] future capital requirements may be uncertain and actual capital requirements may be different from those [you]
         currently anticipate. Please revise to disclose the capital requirements you currently anticipate for your currently planned research and development, expansion of your production capacity as well as the currently planned roll out of your charging and servicing network and your NIO houses.
Business
Our Power Solutions
Access to Public Charging, page 118

4. We note your revised disclosure on page 118 regarding the public superchargers. Please disclose what percentage of the 214 thousand publicly accessible charging piles are superchargers.
Business
User Development and Branding
Other Branding Activities, page 126

5. You disclose that since December 2016 you have sold over 343,000 pieces of merchandise through your online store. You also disclose you provide users with NIO credits, the credits can be used at your online store and NIO Houses to purchase merchandise and other items, and as of May 31, 2018 approximately 212 million NIO credits had been used at your online store. Please explain to us your accounting for the merchandise sold through your online store and your accounting policy for NIO credits, including any outstanding unredeemed credits. Also, tell us where the merchandise sold and credits, both redeemed and unredeemed, are reported in your financial statements and the amounts related thereto.
Manufacturing, Supply Chain and Quality Control
Our Future Manufacturing Plant, page 129

6. We note your response to our prior comment 15 and reissue in part. Please disclose the material terms of your lease of the manufacturing facility that is currently being built in
 Bin Li
NIO Inc.
June 15, 2018
Page 3
         Shanghai as well as the current estimated costs of the improvements you currently plan on making and the equipment you currently plan to purchase.
Certain Other Cooperation Arrangements, page 130

7. Please disclose GAC NIO New Energy Vehicle Technology Co., Ltd.'s current plans for a qualified initial public offering, if any, and please briefly discuss what constitutes a
         "qualified initial public offering" under the GAC NIO New Energy Vehicle Technology
         Co., Ltd. joint venture agreement. In addition, provide a brief description of the "required reserves" pursuant to the Changan NIO Renewable Automobiles Co., Ltd. joint venture agreement.
       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant Director, at 202-
551-3611 with any other questions.

FirstName LastNameBin Li
Comapany NameNIO Inc.
                                                               Division of
Corporation Finance
June 15, 2018 Page 3                                           Office of
Transportation and Leisure
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